CEL-SCI CORPORATION

8229 Boone Blvd. #802

Vienna, Virginia 22182

(703) 506-9460

December 1, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CEL-SCI Corporation
Form S-3 SEC File No. 333-291375

CEL-SCI Corporation (the “Company”) requests that the effective date of the above captioned Registration Statement be accelerated to Wednesday, December 3, 2025 at 4:00 P.M. Eastern time, or as soon as practicable thereafter.

The Company understands that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours, CEL-SCI CORPORATION

/s/ Geert Kersten
Geert Kersten
Chief Executive Officer